UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 8/1/02

For the month of August 2002

RYANAIR HOLDINGS PLC
(Translation of registrant's name in English)

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

RYANAIR ANNOUNCES RECORD Q1 PROFIT INCREASE
TRAFFIC GROWS 38%, PROFITS RISE BY 68%

Ryanair, Europe's largest low fares airline today (Tuesday, 6 Aug 2002) announced its biggest increase in Q1 profits (end 30 Jun 02). Passenger traffic during the quarter rose by 38% to 3.54m (the first quarter in Ryanair's history when over 1m pax were carried each month) due in large measure to a further 7% reduction in average air fares. Total revenues grew by 29% to €194.3m, however operating expenses rose by only 22% to €148.9m with the result that profits rose significantly ahead of expectations by 68% to €39.0m.

Summary Table of Results (Irish GAAP) - in Euro

Quarter End	*30 Jun 2001*	*30 Jun 2002*	*% Increase*
Passengers	*2.56m*	*3.54m*	*38%*
Load Factor	*77%*	*83%*	*7%*
Revenue	*€150.8m*	*€194.3m*	*29%*
Profit After Tax	*€23.2m*	*€39.0m*	*68%*
Basic EPS (Euro Cent)	*3.21c*	*5.16c*	*61%*

Announcing these results Ryanair's CEO Michael O'Leary said:

"This record increase in Ryanair's quarterly profits is a direct result of the key elements of our unique low fares model. Firstly very strong traffic growth in all our new and existing markets, secondly extremely disciplined cost-management, and thirdly using these lower costs to drive down airfares for our customers.

"Our traffic growth during Q1 was outstanding, with high load factors on all 10 routes to/from our new German base at Frankfurt Hahn, and our 8 new routes to/from London Stansted. Existing markets have also grown strongly where we were able to allocate bigger aircraft or increase frequencies. Average load factors for the quarter rose from 77% to 83%.

"Despite this strong growth Ryanair continues to deliver impressive cost discipline. Operating expenses increased at a considerably lower rate (+22%) than revenues (+29%). The fact that marketing and distribution costs declined by 11% during a quarter when we were promoting our new German base and over 20 new routes, highlights the strength of Ryanair's unique low fares formula in Continental Europe. Despite the protestations of Lufthansa, (who continue to predict that low fares won't work in Germany), Ryanair enjoys load factors of over 80% on our 10 routes to/from Frankfurt Hahn. We will continue to expand in this market where Ryanair is now Germany's largest low fares airline.

"There is no doubt that the tumultuous events in the airline industry over the past 12 months have created huge new growth opportunities. Ryanair leads the low fares market in Europe by some considerable distance, as our average fares are over 50% lower than those of Easyjet/Go. Our strong organic growth continues and we enjoy a surplus of new route and new base opportunities. We expect to open at least one new base in Europe each year for the next 3 or 4 years, as we grow at a disciplined and controlled rate to the benefit of our customers, our shareholders and our staff.

"In view of these increased opportunities, Ryanair has agreed with Boeing to convert 3 of our rolling 50 option aircraft into firm deliveries during spring 2003 (making a total of 13 new aircraft to be delivered in advance of summer 2003). These additional firm orders will enable Ryanair to grow at the slightly faster rate of 30% for the next two years to just under 20m passengers in 03/04. With these new deliveries, Ryanair will start to retire our older Boeing 737-200 aircraft one year earlier than planned in 2003, and the balance will be retired over a four year period to 2006, at which date Ryanair will have the youngest fleet of aircraft in Europe.

"We welcome the initiative of the new Minister for Transport in Ireland to proceed with the construction of a temporary low cost terminal facility at Dublin whilst at the same time inviting proposals for a second (and hopefully more) competing terminals at Dublin Airport. This initiative, will finally introduce competition in the Irish Airport sector, and this will result in lower prices and better facilities for Irish consumers and visitors. If the Minister proceeds to introduce such competition, then Ryanair envisages launching a wide range of new, very low fare routes between Ireland and Continental Europe, an initiative that has the capacity to create thousands of new jobs as well as bring millions of new visitors to Ireland on a year-round basis.

"Ryanair's continuing success would not be possible without the outstanding performance and contribution of our 1,700 people. We are the most productive airline group in Europe, and we continue to deliver outstanding customer service in a friendly and efficient way, which is why we continue to enjoy such high levels of repeat business. I want to say a sincere thank you to each and every one of you for another outstanding performance over the past quarter.

"Finally, a note of caution. Whilst we have enjoyed a very strong first quarter, much of this exceptional profit growth is due to the impact of the launch costs of many new routes in the corresponding Q1 last year, whereas this year most of this launch activity was expended in the preceding quarter (Q4 Jan/Mar02). We will not repeat a 68% growth in net profits in Q2, and going forward we expect to see profit growth running in line with previous guidance for the remainder of the year. It is my policy, as always, to advise investors and analysts to remain sensible in their outlook for Ryanair as we ourselves will continue to be."

Ends. Tuesday, 6 August 2002

For further details contact:	Ryanair	Murray Consultants
	Howard Millar	Pauline McAlester
www.Ryanair.com	Tel: + 353 8121212	Tel: +3531 6633332

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 76 low fare routes across 13 countries. Ryanair has a fleet of 44 Boeing 737's, and firm orders for up to a further 105 new 737-800's which will be delivered over the next 8 years. Ryanair currently employs a team of 1,700 people and will carry almost 15 million scheduled passengers in the current year. www.RYANAIR.COM was launched in January 2000 and is already Europe's largest travel website.

Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance With UK and Irish GAAP(unaudited)

	Quarter ended June 30, 2002 €'000	Quarter ended June 30, 2001 €'000
Operating Revenues		
Scheduled revenues	172,761	134,545
Ancillary revenues	21,501	16,299
Total operating revenues -continuing operations	194,262	150,844
Operating expenses		
Staff costs	23,425	18,831
Depreciation and amortisation	18,373	15,672
Other operating expenses		
Fuel & Oil	33,645	26,355
Maintenance, materials and repairs	9,449	7,300
Marketing and distribution costs	5,485	6,145
Aircraft rentals	-	2,874
Route charges	16,491	11,510
Airport and Handling charges	28,163	21,677
Other	13,876	11,720
Total operating expenses	148,907	122,084
Operating profit - continuing operations	45,355	28,760
Other income/(expenses)		
Interest receivable and similar income	7,002	5,211
Interest payable and similar charges	(6,394)	(4,564)
Foreign exchange losses	(2,581)	(1,939)
(Loss)/gain on disposal of fixed assets	(22)	7
Total other income/(expenses)	(1,995)	(1,285)
Profit on ordinary activities before taxation	43,360	27,475
Tax on profit on ordinary activities	(4,396)	(4,259)
Profit for the period	**38,964**	23,216
Earnings per ordinary share		
-Basic(Euro cent)	5.16	3.21
-Diluted(Euro cent)	5.09	3.16
Number of ordinary shares(in 000's)*		
-Basic	755,031	724,107
-Diluted	765,996	735,140

****The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.***

Ryanair Holdings plc and Subsidiaries

Consolidated Balance Sheets in accordance with UK and Irish GAAP

	June 30, 2002 €'000 *Unaudited*	March 31, 2002 €'000
Fixed assets		
Tangible assets	1,007,560	951,806
Current Assets		
Cash and liquid resources	986,635	899,275
Accounts receivable	15,067	10,331
Other assets	10,725	11,035
Inventories	17,553	17,125
Total current assets	1,029,980	937,766
Total assets	**2,037,540**	**1,889,572**
Current liabilities		
Accounts payable	46,434	46,779
Accrued expenses and other liabilities	278,834	217,108
Current maturities of long term debt	42,791	38,800
Short term borrowings	7,373	5,505
Total current liabilities	375,432	308,192
Other liabilities		
Provisions for liabilities and charges	51,892	49,317
Creditors > 1year	14,824	18,086
Long term debt	554,154	511,703
	620,870	579,106
Shareholders' funds - equity		
Called - up share capital	9,587	9,587
Share premium account	553,457	553,457
Profit and loss account	478,194	439,230
Shareholders' funds - equity	1,041,238	1,002,274
Total liabilities and shareholders' funds	**2,037,540**	**1,889,572**

Consolidated Cashflow Statements in accordance with UK and Irish GAAP (unaudited)

	Quarter ended June 30, 2002 €'000	Quarter ended June 30, 2001 €'000
Net cash inflow from operating activities	113,570	76,814
Returns on investments and servicing of finance	220	1,716
Taxation	(591)	(112)
Capital expenditure(including aircraft deposits)	(74,149)	(32,550)
Net cash inflow before financing and use of liquid resources	39,050	45,868
Financing	46,442	(8,577)
(Increase) in liquid resources	(126,749)	(40,479)
(Decrease) in cash	**(41,257)**	**(3,188)**
Analysis of movement in liquid resources		
Liquid resources at beginning of year	816,023	564,782
Increase in period	126,749	40,479
Liquid resources at end of period	942,772	605,261
Analysis of movement in cash		
At beginning of year	77,747	56,860
Net cash outflow	(41,257)	(3,188)
Net cash at end of period	36,490	53,672

Consolidated Statement of Changes in Shareholders' Funds - Equity
in accordance with UK and Irish GAAP (unaudited)

	Ordinary shares €'000	Share premium account €'000	Profit and loss account €'000	Total €'000
Balance at April 1, 2002	9,587	553,457	439,230	1,002,274
Profit for the quarter	-	-	38,964	38,964
Balance at June 30, 2002	**9,587**	**553,457**	**478,194**	**1,041,238**

Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

	Quarter ended June 30, 2002 €'000	Quarter ended June 30, 2001 €'000
Operating Revenues		
Scheduled revenues	172,761	134,545
Ancillary revenues	21,501	16,299
Total operating revenues -continuing operations	194,262	150,844
Operating expenses		
Staff costs	23,186	18,630
Depreciation and amortisation	18,373	15,672
Other operating expenses		
Fuel & Oil	33,645	26,355
Maintenance, materials and repairs	9,449	7,300
Marketing and distribution costs	5,485	6,145
Aircraft rentals	-	2,874
Route charges	16,491	11,510
Airport and Handling charges	28,163	21,677
Other	13,854	11,698
Total operating expenses	148,646	121,861
Operating profit - continuing operations	45,616	28,983
Other income/(expenses)		
Interest receivable and similar income	7,002	5,211
Interest payable and similar charges	(5,387)	(4,564)
Foreign exchange losses	(2,581)	(1,939)
(Loss)/gain on disposal of fixed assets	(22)	7
Total other income/(expenses)	(988)	(1,285)
Profit on ordinary activities before taxation	44,628	27,698
Tax on profit on ordinary activities	(4,537)	(4,276)
Net Income	**40,091**	23,422
Net Income per ADS *		
-Basic(Euro cent)	26.55	16.17
-Diluted(Euro cent)	26.17	15.93
Weighted Average number of shares*		
-Basic	755,031	724,107
-Diluted	765,996	735,140

The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.(Each ADS represents five ordinary shares)

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)

(A) Net income under US GAAP

	<----------Quarter ended------------->	
	June 30, 2002	**June 30, 2001**
	€'000	**€'000**
Profit as reported in the consolidated profit and loss accounts in accordance with UK and Irish GAAP	**38,964**	**23,216**
Adjustments		
Pension	122	85
Employment grants	117	116
Capitalised interest re aircraft acquisition programme	1,007	-
Darley Investments Limited	22	22
Tax effect of adjustments	(141)	(17)
Net income under US GAAP	**40,091**	**23,422**

(B) Consolidated Cashflow Statements in accordance with US GAAP

	<-----------Quarter ended----------->	
	June 30, 2002	**June 30, 2001**
	€'000	**€'000**
Cash inflow from operating activities	113,199	78,418
Cash (outflow) from investing activities	(241,106)	(276,289)
Cash inflow/(outflow) from financial activities	48,310	(4,203)
Decrease in cash and cash equivalents	(79,597)	(202,074)
Cash and cash equivalents at beginning of year	482,492	389,059
Cash and cash equivalents at end of year	**402,895**	**186,985**
Cash and cash equivalents under US GAAP	402,895	186,985
Deposits with a maturity of between three and six months	583,740	481,400
Cash and liquid resources under UK and Irish GAAP	**986,635**	**668,385**

Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)

(C) Shareholders' funds - equity

	June 30, 2002 €'000	June 30, 2001 €'000
Shareholders' equity as reported in the consolidated balance sheets (UK and Irish GAAP)	1,041,238	693,114
Adjustments:		
Pension	2,536	1,748
Unrealised gains on forward exchange contracts	4,189	4,189
Employment grants	(352)	(817)
Capitalised interest re aircraft acquisition programme	6,034	-
Darley Investments Limited	(305)	(393)
Investments	-	668
Unrealised (losses)/gains on derivative financial instruments(net of tax)	(15,389)	4,760
Tax effect of adjustments	(1,901)	(621)
Shareholders' equity as adjusted to accord with US GAAP	**1,036,050**	**702,648**
Opening shareholders' equity under US GAAP	1,019,607	674,386
Comprehensive Income adjustments		
Investments	-	80
Unrealised (losses)/gains on derivative financial instruments(net of tax)	(23,648)	4,760
	(23,648)	4,840
Net income in accordance with US GAAP	40,091	23,422
Closing shareholders' equity under US GAAP	**1,036,050**	**702,648**

Ryanair Holdings plc
Management Discussion and Analysis of Results

Summary Quarter Ended June 30, 2002

Consolidated Profit and Loss

Profit after tax has increased by 68% to €39.0m, compared to €23.2m in the previous quarter ended June 30, 2001. These results were achieved by strong growth in passenger volumes and continued tight cost control. **Total Operating Revenues** increased by 29% to €194.3m, which is slower than the growth in passenger volumes of 38%, and highlights the company's continued objective of driving down average fares. The combination of lower fares and the successful launch of new routes resulted in the **Passenger Load Factor** increasing from 77% to 83% during the period.

Total Operating Expenses increased by 22% to €148.9m, due to the increased level of activity, and the increased costs, primarily fuel, staff, route charges and airport & handling costs associated with the growth of the airline. **Marketing and Distribution** costs have continued to decline due to the increased level of direct bookings on **Ryanair.com** that are currently on average in excess of 90% of total bookings. **Operating Margin** has as a result increased by 4% to 23% compared to last quarter whilst **Operating Profit** has increased by 58% to €45.4m. **Profit after Tax** has increased by 68% reflecting the strong trading performance and also the impact of the decline in the headline corporation tax rate in Ireland. For the reasons outlined **Net Margin** has increased from 15% to 20% in the quarter.

Earnings per share has risen by 61% to 5.16 euro cent, lower than the growth in profit due to an increased number of shares in issue post the share offering in February 2002.

Balance Sheet

Cash and Liquid Resources have increased from €899.3m at March 31, 2002 to €986.6m at June 30, 2002 reflecting the increased cash flows from the strong trading performance during the period. An additional two aircraft were delivered in the quarter which in addition to aircraft deposits accounted for the bulk of the €74.1m incurred in capital expenditure. This was part funded by the draw down of long term debt which increased, net of repayments, by €46.5m during the period. **Shareholders' Funds** at June 30, 2002 have increased to €1,041.2m, compared to €1,002.3m at March 31, 2002.

Detailed Discussion and Analysis Quarter Ended June 30, 2002

Profit after tax, increased by 68% to €39.0m driven by strong growth in passenger volumes and continued tight cost control. **Operating margins** have increased by 4% to 23% which has resulted in **Operating Profit** increasing by €16.6m to €45.3m compared to quarter ended June 30, 2001.

Total Operating Revenues increased by 29% to €194.3m whilst passenger increased by 38% to 3.5m.

Scheduled Passenger Revenues increased by 28% to €172.8m due to a combination of increased passenger numbers on existing routes, the successful launch of a new base at Frankfurt-Hahn, and the commencement of nineteen new routes since Spring, primarily offset by a reduction, as expected, in average fares.

Ancillary Revenues increased by 32% to €21.5m, reflecting strong growth in internet related income, car rentals and other ancillary products whilst Charter income remained static due to an increased focus on the scheduled programme which in turn led to a reduction in seat capacity available for charter activity.

Total Operating Expenses increased by 22% to €148.9m due to the increased level of activity, and the increased costs primarily staff, fuel, route charges and airport and handling costs associated with the growth of the airline. These increases were partly offset by reductions in Marketing & Distribution costs and Aircraft Rental costs.

Staff costs have increased by 24% to €23.4m. This increase reflects a 7% increase in average employee numbers to 1,651. Pilots, who earn significantly higher than the average salary, accounted for 39% of the increase in employment. The increase in the level of activity has also resulted in an increase in the level of productivity-based pay for both Pilots and Inflight crew. Staff costs also rose due to the impact of pay increases, which were between 3% and 5%.

Depreciation and Amortization increased by 17% to €18.4m due to an increase in the number of aircraft owned from 36 to 42, and the amortisation of capitalised maintenance costs, partly offset by savings due to the increased number of fully depreciated aircraft.

Fuel costs rose by 28% to €33.6m due to a 25% increase in the number of hours flown, and the adverse impact of the strengthening of the US dollar to the Euro offset by a decrease in the average US$ cost per gallon of fuel.

Maintenance costs increased by 29% to €9.4m reflecting an increase in the size of the fleet operated and the number of hours flown.

Marketing and Distribution Costs decreased by 11% to €5.5m due to an increase in the level of direct bookings via the internet, partly offset by a higher spend on the advertising of 20 new routes and the launch of a new base at Frankfurt-Hahn.

Aircraft Rental Costs declined by €2.9m reflecting the decline in the need to rent additional seat capacity due to the delivery of new aircraft.

Route Charges increased by 43% to €16.5m due to an increase in the number sectors flown, an increase in the weight of the fleet due to the increased proportion of 737-800 aircraft operated, and a rise in the basic unit cost in some countries.

Airport and Handling Charges increased by 30% to €28.2m due to an increase in the number of passengers flown, the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes and at our new bases.

Other Expenses increased by 18% to €13.9m, which is less than the growth in ancillary revenues reflecting improved margins on some new and existing products, and cost reductions achieved on other indirect costs.

Operating Margins have increased by 4% due to the reasons outlined above which has resulted in **Operating Profits** increasing by 58% to €45.3m during the quarter.

Interest Receivable increased by €1.8m to €7.0m reflecting the strong growth in cash resources arising from the profitable trading performance during the quarter and the receipt of proceeds from a secondary offering in February 2002. **Interest Payable** also increased by €1.8m due to the higher level of debt arising from the acquisition of new aircraft.

Taxation decreased in the quarter by €0.9m to €3.5m due to a decline in the tax rate from 15% to 10% primarily reflecting the reduction in the headline rate of Corporation Tax in Ireland.

The Company's **Balance Sheet** continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of €113.6m, which part funded the acquisition of two 737-800 aircraft during the quarter, and advance payments for future aircraft deliveries. Total Capital expenditure amounted to €74.1m. Long term Debt, net of repayments, increased by €46.4m to €596.9m during the same period. Cash and liquid resources at June 30, 2002 were €986.6m compared to €899.3 at March 31, 2002.

Shareholders' Funds at June 30, 2002 have increased to €1,041.2m compared to €1,002.3m at March 31, 2002.

Notes to the Financial Statements

1. **Accounting Policies**

The accounting policies followed in the preparation of these consolidated financial statements for the quarter ended June 30, 2002 are consistent with those set out in the Annual Report for the year ended March 31, 2001. The Company adopted FRS 19 "Deferred Tax" in the period. This has no impact on the Company's results as it was already providing for deferred tax in full.

2. **Approval of the Financial Statements**

The Audit Committee approved the consolidated financial statements for the Quarter ended June 30, 2002 on August 2nd, 2002.

3. **Generally Accepted Accounting Policies**

The Management Discussion and Analysis of Results for the Quarter ended June 30, 2002 are based on the results reported under Irish and UK GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2002

Ryanair Holdings plc

By: ______________________

Michael Cawley
Chief Financial Officer